Communication, Community & Reputation GPO Box 2719 Sydney NSW 1155 www.commbank.com.au
COMMONWEALTH BANK ANNOUNCES NEW DIRECTOR
Sydney 11 July 2006: Dr John Schubert, Chairman of Commonwealth Bank of Australia, announced the appointment of Mr David Turner as a Director of the Bank with effect from 1 August 2006.
Mr Turner is CEO of Brambles, having occupied that role since October 2003. He joined Brambles as Chief Financial Officer in August 2001 on the formation of the dual listed companies structure when Brambles merged with the support services businesses of GKN plc. He had previously been Finance Director of GKN plc. Mr Turner has also served as a member of the Board of Whitbread plc from December 2000 until March 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales.
Dr Schubert welcomed the appointment, stating: “David Turner brings to the Board a wide range of skills and experience in finance, international business and governance as a CEO, CFO and non-executive director. We look forward to his contribution as a Director of the Bank.”
(ENDS)
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